MORGAN LEWIS

LEON E. SALKIN
Associate
+1.215.963.5620
leon.salkin@morganlewis.com

March 3, 2017

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's post-effective amendment no. 82, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 86, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the BNP Paribas AM Absolute Return Fixed Income Fund (the "Absolute Return Fixed Income Fund"), BNP Paribas AM Global Inflation-Linked Bond Fund (the "Global Inflation-Linked Bond Fund"), BNP Paribas AM Emerging Markets Debt Fund (the "Emerging Markets Debt Fund"), BNP Paribas AM Emerging Markets Equity Fund (the "Emerging Markets Equity Fund"), BNP Paribas AM MBS Fund (the "MBS Fund"), and BNP Paribas AM U.S. Small Cap Equity Fund (the "U.S. Small Cap Equity Fund") (each, a "Fund," and, together, the "Funds"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

GENERAL

1. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that a Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.




                               MORGAN, LEWIS & BOCKIUS LLP

                               1701 Market Street
                               Philadelphia, PA 19103-2921     T +1.215.963.5000
                               United States                   F +1.215.963.5001

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Trace Rakestraw, Esq.
March 3, 2017
Page 2


     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only to the extent that a Fund's Total Annual Fund Operating Expenses (not including excluded expenses) are below the contractual expense limit in effect (i) at the time of the fee waiver and/or expense reimbursement and (ii) at the time of the recoupment.

2. COMMENT. Please confirm supplementally that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

     RESPONSE. The Trust confirms that the Adviser may recoup waived fees and/or reimbursed expenses only if the recoupment would be within three years of the fee waiver and/or expense reimbursement.

3. COMMENT. Please confirm that the Funds will adhere to the Staff's position that derivatives must be valued at their market, as opposed to notional, value for purposes of an 80% investment policy.

     RESPONSE. While the Trust acknowledges the Staff's position, it respectfully declines to make the requested confirmation. Each applicable Fund intends to take into account exposures created by derivative instruments for purposes of its 80% investment policy in a manner consistent with Rule 35d-1 under the 1940 Act. For example, if a derivative creates an investment exposure to an issuer in an amount equal to the mark-to-market value of the derivative, a Fund would typically expect to use that value for purposes of its 80% investment policy. On the other hand, if a derivative creates an investment exposure equivalent to a cash investment in the underlying issuer equal to the derivative's notional amount, a Fund reserves the right to use that amount for purposes of its 80% investment policy. The Trust respectfully submits that such treatment is consistent with the SEC's statement in footnote 13 of the adopting release for Rule 35d-1 (Release No. IC-24828) that "[i]n appropriate circumstances" a fund could "include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket."

4. COMMENT. Please confirm that the Adviser does not expect a Fund to invest more than 25% of its net assets in sovereign debt securities of a particular foreign country or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that it does not currently expect a Fund to invest more than 25% of its net assets in sovereign debt securities of a particular foreign country, with the following exceptions:

     (i) The Adviser expects the Global Inflation-Linked Bond Fund to invest more than 25% of its net assets in sovereign debt securities of the United Kingdom. Accordingly, disclosure regarding the Global Inflation-Linked Bond Fund's investments in the United Kingdom has been included in the prospectus.

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Trace Rakestraw, Esq.
March 3, 2017
Page 3

     (ii) The Adviser expects that the Absolute Return Fixed Income Fund may invest more than 25% of its net assets in sovereign debt securities of a particular foreign country. Accordingly, the prospectus has been revised to indicate that the Absolute Return Fixed Income Fund may, from time to time, focus its investments in a particular country, and describe the risks of such focused investments. The Trust respectfully declines, however, to add disclosure regarding any particular countries in which the Absolute Return Fixed Income Fund may invest to the prospectus, because any concentration of the Fund's net assets in a particular country will be a function of the investment opportunities identified by the Adviser, as opposed to a principal investment strategy to invest in the country, and the Adviser, therefore, expects any such concentrations to change over time.

5. COMMENT. In subsequent prospectuses, please consider disclosing the percentage of a Fund's net assets invested in a particular country or sector as of a specified date, if such percentage exceeds 25%.

     RESPONSE. The Trust will consider providing the requested disclosure.

6. COMMENT. If the Adviser expects a Fund to invest in below-investment-grade commercial mortgage-backed securities, please confirm whether the securities will be considered illiquid and disclose any limitations on such investments.

     RESPONSE. The liquidity of any below-investment-grade commercial mortgage-backed securities in which a Fund invests will be determined on a case-by-case basis. A Fund's investments in any below-investment-grade commercial mortgage-backed securities that are determined to be illiquid will be subject to the Funds' 15% limitation on illiquid investments.

7. COMMENT. In the "Principal Investment Strategies" sections, please expand the descriptions of how the Adviser decides which securities to buy and sell for the Funds by providing additional information, where applicable, regarding (i) the fundamental research, market inefficiencies, security characteristics, and microeconomic and macroeconomic factors that the Adviser considers in selecting investments to buy for a Fund and (ii) the price targets, loss limits, investment horizons, and investment objectives that the Adviser considers in selecting investments to sell for a Fund.

     RESPONSE. The Trust respectfully declines to make the requested changes because it believes that, consistent with the requirement of Item 9(b)(2) of Form N-1A, each Fund's "Principal Investment Strategies" section appropriately explains "in general terms" how the Adviser decides which securities to buy and sell for the Fund.

8. COMMENT. Please consider revising the geographic focus risk paragraphs in the "Principal Risks" sections to address the specific risks associated with a Fund focusing its investments in a particular country.

     RESPONSE. The Trust respectfully declines to make the requested changes because the specific risks associated with a Fund focusing its investments in a particular country are addressed in separate country-specific risk paragraphs.

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Trace Rakestraw, Esq.
March 3, 2017
Page 4

9. COMMENT. Please consider revising the lists of non-emerging market countries in the "Principal Investment Strategies" sections to include Hong Kong, Singapore and specific countries in Western Europe.

     RESPONSE. The requested change has been made.

10. COMMENT. In the "Investment Adviser" section, please specify in the contractual expense limitations table that the expense limitations do not include excluded expenses.

     RESPONSE. The requested change has been made.

11. COMMENT. In the "Investment Adviser" and the "Investment Sub-Adviser" sections, please provide the period covered by the annual or semi-annual report in which a discussion regarding the basis for the Board's approval of each Fund's investment advisory agreement and the Emerging Markets Debt Fund's investment sub-advisory agreement will be available.

     RESPONSE. The requested change will be made in a subsequent post-effective amendment to the Trust's registration statement, once the information is available.

ABSOLUTE RETURN FIXED INCOME FUND

12. COMMENT. The Fund's "Principal Investment Strategies" section states that "[i]n selecting investments to buy for the Fund, the Adviser uses a risk-budgeting process to combine and implement the top-down themes and bottom-up security selections of a set of independent teams, each of which seeks to generate returns for the Fund through quantitative analyses and qualitative research focused on a particular trading strategy or asset class. Please (i) provide plain english explanations of "top-down" and "bottom-up," (ii) clarify that the teams are investment teams, (iii) identify the trading strategies, and (iv) confirm that all asset classes that are part of the principal investment strategies of the Fund are included in the section.

     RESPONSE.

     (i) The Trust believes that, taken as a whole, the phrase "top-down themes and bottom-up security selections" adequately conveys the meanings of "top-down" and "bottom-up." Accordingly, no changes have been made in response to this comment.

     (ii) The requested change has been made.

     (iii) The section has been revised to provide examples of the trading strategies.

     (iv) The Adviser confirms that all asset classes that are part of the principal investment strategies of the Fund are included in the section.

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Trace Rakestraw, Esq.
March 3, 2017
Page 5

GLOBAL INFLATION-LINKED BOND FUND

13. COMMENT. Please define "inflation-linked bonds" in the Fund's "Principal Investment Strategies" section.

     RESPONSE. The section states that "inflation-linked bonds include all varieties of fixed income securities that are structured to provide protection against inflation." Accordingly, no changes have been made in response to this comment.

14. COMMENT. The Fund's "Principal Investment Strategies" section states that "[i]n selecting investments to buy for the Fund, the Adviser combines qualitative research and quantitative analyses of macroeconomic and microeconomic, including supply and demand, factors to seek to identify securities that will be recognized as undervalued by the market, and increase in price, in the medium- to long-term." Please (i) define medium- to long-term and (ii) disclose the risks of investing in undervalued bonds.

     RESPONSE. The requested changes have been made.

15. COMMENT. In the "Inflation-Linked Securities Risk" paragraph in the Fund's "Principal Risks" section, please disclose the risk that certain inflation-linked bonds do not guarantee repayment of original principal upon maturity.

     RESPONSE. The requested change has been made.

EMERGING MARKETS DEBT FUND

16. COMMENT. Please confirm that U.S. government securities risk is a principal risk of investing in the Fund.

     RESPONSE. The Adviser confirms that U.S. government securities risk is a principal risk of investing in the Fund.

EMERGING MARKETS EQUITY FUND

17. COMMENT. Please clarify the phrase "the investment thesis is no longer valid" in the Fund's "Principal Investment Strategies" section.

     RESPONSE. The requested change has been made.

MBS FUND

18. COMMENT. In the "TBA/Dollar Roll Risk" paragraph in the Fund's "Principal Risks" section, please state that default by or bankruptcy of a counterparty to a TBA transaction would expose the Fund to possible loss because of adverse market action, expenses or delays in connection with the purchase or sale of the pools of mortgage pass-through securities specified in the TBA transaction.

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Trace Rakestraw, Esq.
March 3, 2017
Page 6

     RESPONSE. The requested change has been made.

U.S. SMALL CAP EQUITY FUND

19. COMMENT. Please confirm that the Adviser does not expect the Fund to focus its investments in a particular sector or, alternatively, add appropriate disclosure.

     RESPONSE. The Adviser confirms that it does not currently expect the Fund to focus its investments in a particular sector.

                            * * * * * * * * * * * *

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Sallin